UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

______________
BARE ESCENTUALS, INC.
(Name of Subject Company)
______________
BLUSH ACQUISITION CORPORATION
SHISEIDO COMPANY, LIMITED
(Names of Filing Persons (Purchasers)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

067511105

(CUSIP Number of Class of Securities)
______________
Takeshi Nakatsu
General Manager, Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan
Tel: +81-3-6218-6657
Fax: +81-3-6218-6662
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda –ku, Tokyo, 100-0011 +81-3-5251-1601

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$1,763,985,969	$ 125,773
*
Estimated for purposes of calculating the amount of the filing fee only.  Calculated by multiplying $18.20, the per share tender offer price, by 96,922,306 the sum of the 92,048,851 currently outstanding shares of Common Stock sought in the Offer and the 4,873,455 shares of Common Stock subject to all outstanding options.

**	Calculated by multiplying the transaction valuation by 0.00007130.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 125,773	Filing Party: Blush Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: January 25, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010 and previously amended by Blush Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shiseido Company, Limited, a corporation organized under the laws of Japan (“Shiseido”).  The Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all outstanding shares of Common Stock, par value $.001 per share (the “Shares”), of Bare Escentuals, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.20 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Documentation relating to the Offer has been mailed to Bare Escentuals’ stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov, and may also be obtained at no change by directing a request by mail to the information agent for the Offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling toll-free at (877) 750-9499 or collect at (212) 750-5833 for banks and brokers.

Item 11.	Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented as follows:

The text appearing under the heading “Legal Proceedings” in Section 15 “Certain Legal Matters and Regulatory Approvals” is hereby amended and supplemented by adding the following text as a new fourth paragraph of that section:

“On January 28, 2010, a fourth putative stockholder class action complaint was filed in the California Superior Court in San Francisco against the Company, the members of its Board of Directors and Purchaser, captioned John C. Heller v. Leslie A. Blodgett, et al., case no. CGC-10-496398.  The plaintiff in this action purports to sue on behalf of a class of stockholders of the Company and alleges breach of fiduciary duty against the directors of the Company.  The suit further alleges that the Company and Purchaser aided and abetted the breaches of fiduciary duty by the directors of the Company.  The complaint seeks damages in an unspecified amount, preliminary and permanent injunctive relief, and attorneys’ fees and costs.  The complaint also seeks class certification, declaratory relief, imposing a constructive trust upon any profits improperly received as a result of the transaction and such other equitable relief as the court may find just and proper.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2010

BLUSH ACQUISITION CORPORATION

By:		/s/ Joseph S. Kendy, Jr.
	Name:	Joseph S. Kendy, Jr.
	Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2010

SHISEIDO COMPANY, LIMITED

By:		/s/ Carsten Fischer
	Name:	Carsten Fischer
	Title:	Chief Officer
International Business Division

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Purchase dated January 25, 2010.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)*	Summary Advertisement as published in The Wall Street Journal on January 25, 2010.

(a)(7)*	Joint Press Release issued by Shiseido and the Company on January 25, 2010.

(b)(1)*	Letter of Commitment for Senior Credit Facility between Mizuho Bank, Limited and Shiseido, dated January 13, 2010.

(b)(2)*	Summary of Financing Terms between Mizuho Bank, Limited and Shiseido.

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of January 14, 2010, among Shiseido, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2010).

(d)(2)
Stockholders Support Agreement, dated as of January 14, 2010, among Shiseido, Purchaser, Berkshire Partners LLC, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership and Berkshire Investors LLC (incorporated by reference to Exhibit 2.2 of the Schedule 13D filed by Berkshire Partners LLC and each other Berkshire entity that is a party to the Stockholders Support Agreement).

(d)(3)*	Contribution Agreement, dated as of January 14, 2010, between Shiseido and Leslie Blodgett on behalf of herself and as trustee of the Blodgett Family Trust dated June 4, 2004.

(d)(4)*	Confidentiality Agreement, dated as of September 17, 2009, between Shiseido and the Company.

(d)(5)
Amended and Restated Name and Likeness Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(6)
Employment Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(7)
Employment Agreement, dated as of January 14, 2010, between the Company and Myles McCormick (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

  _________________________

  *  Previously filed.